March 25, 2011

VIA EDGAR AND FAX

United States Securities and Exchange Commission
Attention: Kevin I. Vaughn, Accounting Branch Chief
100 F Street, N.E.
Washington, DC 20549-6010

Re:	Remedent, Inc.
Form 10-K for the year ended March 31, 2010
Form 10-Q for the quarterly period ended December 31, 2010
File No. 1-15975

Dear Mr. Vaughn:

This letter is in response to the Staff’s letter of February 28, 2011 and addresses the comments stated therein relating to the Company’s Form 10-K for the year ended March 31, 2010 (“Form 10-K”) and its Form 10-Q for the nine month period ended December 31, 2010.

Form 10-K for the year ended March 31, 2010

Intellectual Property, page 12

1.	In future filings, please disclose the duration of the two patents mentioned in the second paragraph of this section.

RESPONSE: The Company acknowledges the Staff’s comment, and in future filings, the Company will disclose the duration of the two patents relating to the teeth whitening patents.

Regulatory Issues, page 15

2.	In future filings, please add a section to disclose the regulation of your products in China.

RESPONSE: The Company acknowledges the Staff’s comment, and in future filings, the Company will disclose the regulation of our products in China.

United States Securities and Exchange Commission
March 25, 2011

Management’s Annual Report on Internal Control Over Financial Reporting, page 39

3.
We note that in your report on Internal Control Over Financial Reporting, your management conducted an evaluation of your “disclosure controls and procedures” and determined that your “disclosure controls and procedures” were effective. Please note that Item 308(T) of Regulation S-K requires an evaluation of your internal control over financial reporting.

If your management has not yet completed its assessment, we ask that you complete your evaluation and amend your filing to provide the required management’s report on internal control over financial reporting.

In addition, please consider whether management’s failure to complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the fiscal year covered by the report and revise your disclosure as appropriate. In particular, please explain how you considered the definition of disclosure controls and procedures provided in Rule 13a-15(e), which indicates that effective controls and procedures would ensure that information required to be disclosed by the issuer is recorded, processed, summarized and reported within the time periods specified in the Commission’s rules and forms.

Please note that the failure to complete management’s assessment adversely affects the company’s and its shareholders ability to avail themselves of rules and forms that are predicated on the current or timely filing of Exchange Act reports, Compliance and Disclosure Interpretation 115.02 which you can find at http//www.sec.gov/divisions/corpfin/guidance/regs-kinterp.htm, states that failure to provide management’s report on internal controls over financial reporting renders the annual report materially deficient.

RESPONSE: The Company acknowledges the Staff’s comment, and clarifies that our management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting, and concluded that its internal control over financial reporting was effective.

The Company inadvertently referred to Disclosure Controls and Procedures in Item 9 of its Form 10-K when in fact we should have referred to Internal Control Over Financial Reporting. Management did perform an assessment of its internal control over financial reporting as of March 31, 2010 in accordance with Item 308(T) of Regulation S-K. The revised disclosure that we plan to include in our amendment to the Form 10-K is included as an attachment to this letter.

4.
In addition we note that you did not identify the framework used by your management to evaluate the effectiveness of your internal control over financial reporting. Please ensure that any amended disclosure regarding your internal control over financial reporting clearly identifies the framework used by your management to evaluate your internal control over financial reporting. Refer to paragraph (a)(2) of Item 308(T) of Regulation S-K.

RESPONSE: The Company acknowledges the Staff’s comment, and clarifies that the framework used by management to evaluate the effectiveness of internal control over financial reporting was based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. As noted in our response to Number 3 above, the revised disclosure that we plan to include in our amendment to the Form 10-K is included as an attachment to this letter.

United States Securities and Exchange Commission
March 25, 2011

5.
It appears that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask you to provide us with the information that will help us answer the following questions:

a)	Please tell us how you evaluate and assess internal control over financial reporting:
•
In connection with your process to determine whether your internal control over financial reporting is effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

•	If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

b)	Please tell us how you maintain your books and records and prepare your financial statements:
•
If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

•
If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

c)
Please tell us the background of the people involved in your financial reporting. We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	What role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;
•	What relevant education and ongoing training he or she has had relating to U.S. GAAP;
•	The nature of his or her contractual or other relationship to you;
•	Whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and
•	About his or her professional experience, including experience in preparing and/or auditing financial statements in accordance with U.S. GAAP and evaluating effectiveness over financial reporting.

d)	If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:
•	The name and address of the accounting firm or organization:
•	The qualifications of their employees who perform the services for your company;
•	How and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•
The total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

United States Securities and Exchange Commission
March 25, 2011

e)
If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	Why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;
•	How many hours they spent last year performing these services for you; and
•
The total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

f)	Please describe the extent of the Board of Directors’ knowledge of U.S. GAAP and internal control over financial reporting.

RESPONSES (5.a – 5.f): The Company acknowledges the Staff’s comment, and has provided the information below in response for clarification:

5.a)        The Company's internal control over financial reporting is a process designed by, and/or under the supervision of, our principal executive and principal financial officers, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes those policies and procedures that:

1.           Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company;

2.           Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and

3.           Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

An overview of our locations, reporting units and internal controls is as follows:

1.	Overview of our internal control procedures with respect to financial reporting

Identification of Control	Title	Procedure

A.	Local bookkeeper/controller	In-depth checks and control on the financials and the financial reporting
B.	Local CEO/management	Review of financials and financial reporting for logical financial controls and reasonability before reporting to Head Office

United States Securities and Exchange Commission
March 25, 2011

C.	Chief Accounting Officer (“CAO”)	Accuracy check and control performed on the local books upon receipt. After accuracy is confirmed, local books are converted to US GAAP and checked.
D.	Chief Financial Officer (“CFO”)	Check and control on the US GAAP financial reporting.
E.	Independent US Consultant/US Counsel	Check and control on US GAAP financial reporting.
F.	CFO/CAO/Board	Final check on the financial reporting before submission to the SEC.

2.	Overview of locations and controls performed

Locations	Controls performed
Local US	A + B
Belgium	A + B
China	A + B
Hong Kong	A + B
Head Office	A+B+C+D+E+F

The Company emphasizes the importance of an ethical environment and promotes ethical behavior. The Company has adopted a written charter on Code of Ethics which states as follows:

•
Accuracy of Company Records and Reports. The Company requires honest and accurate recording and reporting of information. This includes such data as quality, safety, and personnel records, as well as all business and financial records and reports filed with the Commission. All financial books, records and accounts must accurately reflect transactions and events, and conform both to required accounting principles and to the Company's system of internal controls. No false or artificial entries may be made” and

•
Encouraging the Reporting of any Illegal or Unethical Behavior. The Company promotes ethical behavior. The Company encourages you to talk to supervisors, managers or other appropriate personnel when in doubt about the best course of action in a particular situation. Additionally, you should report violations of laws, rules, regulations or the code of business conduct to appropriate personnel. The Company will not allow retaliation for reports made in good faith.

The Company communicates to its employees and executives at all levels that any form of fraudulent financial reporting is illegal and not tolerated. In addition, because we have a small group of individuals involved in financial reporting, we are able to indentify, compile and communicate relevant, reliable internal and external information to our management in a timely manner, and are able to identify and analyze risks and take actions to mitigate routinely. Our Chief Accounting Officer who is also a Director ensures that management’s decisions are properly carried out. We consider the highest financial reporting risk for all of our locations to be that of an error in our purchases/payables/payments, revenues/receivables/receipts and financial reporting processes.

United States Securities and Exchange Commission
March 25, 2011

As a result, we:

•
require all operating subsidiaries to report to head office within 20 days of the close of a quarter; and (2) we re-evaluate cut-off of those operating subsidiaries prior to filing our consolidated financial statements;

•
track all of our revenues, by type in order to ensure that our revenue recognition is in accordance with our accounting policies. The accounting for our revenues is tracked by our Chief Accounting Officer (CAO) and reviewed by our Chief Financial Officer (CFO) and reviewed by our Board of Directors; and

•
ensure that the Company’s Board of Directors, having taken the time to understand the Company’s consolidated financials and the key assumptions underlying them, review and approve the Company’s consolidated financial statements prior to filing. Currently, the Company has a Board of Directors but no formal Audit Committee. Our Board of Directors includes one independent director, Fred Kolsteeg. Although currently, no director on our Board of Directors currently meets the definition of an “audit committee financial expert” within the meaning of Item 407(d)(5) of Regulation S-K, we believe that the review and approval process of our current board provides reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles.

Due to the Company’s small size and limited resources, the Company does not have an internal audit function or a separate Audit Committee.

5.b)         We maintain all of our books and records, of the parent company in accordance with U.S. GAAP. We maintain the majority of the books and records for our subsidiaries in local GAAP which is converted to U.S. GAAP by our Chief Accounting Officer(CAO). The controls we maintain to ensure that our transactions are recorded in U.S. GAAP, include financial statement review by both our CAO, our CFO and our contract consultant.

5.c)         The background of all of our employees and directors who are involved in our financial reporting is as follows:

1. Chief Financial Officer, CA, CPA,
o	1980 Chartered Accountant (South Africa.)
o	1982 CPA license granted and became member of AICPA.
o	1984 Masters in Tax (Golden Gate University).
o	1992 Personal Financial Specialist under the auspices of the AICPA.
o	Worked for Touche Ross 1981-1986, Los Angeles, CA

2. Chief Accounting Officer
o	1987 Accountant (Belgium)
o	1987 - 1989 Periodical CPA Courses in Financial Reporting (including US GAAP)
o	1989 - 1992 Public Company US GAAP reporting Experience Assistant Financial Controller (Texas Instruments N.V. - Belgium)

United States Securities and Exchange Commission
March 25, 2011

o	1992 – 1999 Public Company US GAAP reporting Experience + Internal training: Conversion of Local GAAP to US GAAP and reporting of Financials to US HQ for Group Consolidation
o	Controller & Finance Manager (Pfizer N.V. - Belgium)
o	1999 – 2001 Public Company US GAAP reporting Experience: Conversion of Local GAAP to US GAAP and reporting of Financials to US HQ for Group Consolidation (DMDS Ltd., United Kingdom)

3. Controller Belgium
o	1995 Master Accountancy & Tax (Belgium)
o	1998 - 2000 Johnson Controls N.V. - Belgium – financial reporting US GAAP
o	2000 - 2004 International Business Systems N.V. - Belgium– Public Company IFRS reporting Experience
o	2004 – 2009 Public Company IFRS N.V. – Belgium - reporting Experience – Finance Manager

4. Controller China
o	1999 Bachelor of management, Northeast University of Finance – China
Chartered Accountant
o	Joined GlamSmile Beijing in 1999 - China

5. Bookkeeper Hong Kong
o	1993 – 2008 Smart Vision Group Ltd, Assistant Accountant – Hong Kong
o	2009 Joined GlamSmile Asia Ltd. – Hong Kong

6. CEO of GlamSmile Asia
o
Is not an accountant however, he represents a strong internal control over the financial reporting for GlamSmile Asia inasmuch as he reviews the GlamSmile Asia financial reporting package for reasonability before it is sent to head office.

7. Our US Counsel
o	We rely upon our US counsel’s advice with respect to specific SEC reporting requirements, including any changes to those requirements.

5.d)           We do not retain an accounting firm to prepare our financial statements or evaluate our internal control over financial reporting.

5.e)           The Company acknowledges the Staff’s comment. We retain an independent consultant to assist in the preparation of our financial statements. The consultant is a CA, CPA (Illinois) and has approximately 10 years of experience auditing the financial statements of US OTCBB listed issuers. The Consultant maintains US GAAP knowledge through performance of current US audit engagements and attendance at webinars sponsored by large accounting firms including E&Y, Deloitte and KPMG. The Consultant has access to US accounting standards as published on FASB.org as well as up-to-date US GAAP disclosure checklists. The Consultant does not evaluate our internal control over financial reporting. The Consultant spent approximately 68 hours last year performing services for us and the fees for said services were approximately $10,000.

United States Securities and Exchange Commission
March 25, 2011

5.f)           The Company acknowledges the Staff’s comment. We have four board members who are involved in our financial reporting. Their knowledge of US GAAP and internal control over financial reporting is as follows:

Our Chairman & CEO has basic knowledge of US GAAP and internal control over financial reporting, obtained by experience over the years in prior management positions. Our independent board member has basic knowledge of US GAAP and internal control over financial reporting. This knowledge was obtained by experience in prior management positions. Our Chief Financial Officer and director, and our Chief Accounting Officer and director, have the knowledge as previously disclosed under our response to Number 5.c). Additionally, the Board also relies in some cases on external consultants for guidance or confirmation on the appropriateness of our application/understanding of specific rules, or recent changes in these rules.

Directors, Executive Officers and Significant Employees, page 40

6.	In future filings, please provide the disclosure required by Item 401(c) of Regulation S-K regarding the qualifications of your directors to serve in their positions.

RESPONSE: The Company acknowledges the Staff’s comment, and confirms that in future filings, Company will expand disclosure on qualifications of directors to serve in their positions.

Related Transactions, page 47

7.	In future filings, please expand the third paragraph on page 49 to describe the services provided by Mr. De Vreese.

RESPONSE: The Company acknowledges the Staff’s comment, and confirms that Company will expand disclosure to describe the services provided by Mr. De Vreese.

8.	In future filings, please expand the second paragraph on page 50 to identify the director who owns a minority interest in IMDS.

RESPONSE: The Company acknowledges the Staff’s comment, and confirms that in future filings, Company will expand disclosure to identify the director who owns a minority interest in IMDS.

Note 2 Summary of Accounting Policies, page F-7

Revenue Recognition, page F-8

9.
Please revise your revenue recognition policy in future filings to specially address your actual revenue generating activities. Please disclose the material terms of your revenue generating agreements, including any post shipment obligations and customer acceptance provisions, as applicable. Explain how those obligations impact the timing of your revenue recognition.

RESPONSE: The Company acknowledges the Staff’s comment and the additional disclosure will be added to future filings.

United States Securities and Exchange Commission
March 25, 2011

10.
As a related matter, we note the significance of your licensing agreements. Clearly explain the point at which you recognize the various payments under your agreements (e.g. upfront fees, development fees, paid-up royalties, milestone payments, etc.) to revenue citing any authoritative literature upon which you are relying.

RESPONSE: The Company acknowledges the Staff’s comment. Revenues from product sales are recognized when product is shipped and title and risk of loss has passed to the customer, typically upon delivery and when the quantity and price is fixed and determinable and when collectability is reasonable assured.

Upfront fees are recognized upon date of agreement (i.e. point of sale) because they relate solely to the sale of territories (that are sold in perpetuity), are non-refundable, and are not contingent upon additional deliverables.

We have evaluated all deliverables in our contracts (per ASC 605-25-5) ((a) territory & (b) manufacturing/marketing training & development fees) and determined that they are separate, as follows:

•	Both (a) & (b) have value to our customers on a standalone basis and can be sold by our customers separately.
•	Delivery or performance of the undelivered item or items is considered probable and substantially in our control.

Our development fees/milestone payments are recognized in accordance with the Milestone Method pursuant to FASB ASC 605. Milestone payments relate to scheduled activities that can only be achieved based in whole or in part on either of our performance or a specific outcome resulting from our performance, i.e. specifically scheduled training and development activities.

We receive royalty revenues under license agreements with third parties that sell products based on technology developed by us or to which we have rights. The license agreements provide for the payment of royalties to us based on sales of the licensed product. We record these revenues as earned monthly, based on reports from our licensees.

We will expand our disclosures in future filings to more clearly explain our revenue recognition policy regarding licensing agreements.

Warranties, page F-10

11.
We note that you provide warranties for a period of 18 months following shipment. Please revise future filings to provide the disclosures required by paragraph 460-10-50-8(c) of the FASB Accounting Standards Codification or otherwise revise future filings to clearly explain why such disclosure is not required.

RESPONSE: The Company acknowledges the Staff’s comment, and confirms the additional requested disclosure will be included in future filings.

United States Securities and Exchange Commission
March 25, 2011

Note 3 – Restructuring of OTC Business, page F-14

12.	We note that you restructured your Over-The-Counter (“OTC”) business. In connection with this restructuring, please address the following:
•	Clearly explain to us how you are accounting for the remaining interest in the OTC business, citing any authoritative literature upon which you relied.
•
We note that you recognized an operating gain of $2,830,953 on this transaction. Please provide us with a detailed calculation of the gain you recognized and explain your basis for recognizing a non-operating gain.

RESPONSE: The Company acknowledges the Staff’s comment. Remedent Inc. has control of the OTC business through the board of directors. The OTC figures are consolidated and a minority interest is shown.

The Company owned a majority interest in the OTC business and that majority interest was sold to a third party for total consideration of $3,613,450, consisting of (1) €2,000,000 in cash, and (2) €654,736 based on the exchange rate as of January 12, 2008 for the 723,000 restricted shares of the Company previously held by Mr. List (valued at $1.15 per share for an aggregate value of $831,450).

The detailed calculation of the gain is as follows:

Proceeds on restructuring:	In US Dollars
	$	$

723,000 Exchanged shares valued at $1.15 per share, received from Robin List for 50% of Remedent OTC		831,450
2,000,000 Euro - investment from Concordia Fund VC for 25% of Sylphar Holding		2,782,000
Net proceeds:		3,613,450
Value of interests sold:
Net book value of 50% of Remedent OTC	469,481
Net book value of 25% of Sylphar Holding	313,016
		(782,497)
Net gain on restructuring of OTC business		2,830,953

We recognized a non-operating gain on the above transaction because the sale was to third parties.

Note 4 – Acquisition of Glamtech-USA, Inc., page F-15

13.
We note that you acquired 100% of Glamtech’s outstanding common stock in exchange for 1,000,000 restricted shares of your common stock. Please explain to us how you accounted for this transaction, citing any authoritative literature upon which you relied.

RESPONSE: The Company acknowledges the Staff’s comment. The purchase price of Glamtech’s outstanding common stock was allocated as follows, pursuant to ASC 805-30:

United States Securities and Exchange Commission
March 25, 2011

The acquisition of Glamtech has been accounted for using the purchase method. Total consideration as shown in the table below is allocated to Glamtech’s tangible and intangible assets and liabilities based on their estimated fair values as of the effective date of the transaction.

The consideration is allocated as follows:

Calculation of consideration:

Common shares (1,000,000 at $0.625/share) (**)	$625,000
Total consideration	625,000
Preliminary allocation of consideration:
Accounts receivable	45,377
Inventory	73,320
Equipment, net	4,421
Accounts payable	(24,769)
Preliminary fair value of net assets	123,118
Goodwill	$501,882

(**)           Represents the value of one million shares of common stock to be issued to Glamtech stockholders at an average assumed price of $0.625 per share, which was calculated using the average of the closing stock price of a share of Remedent common stock during the first two weeks of November 2008, being the approximate timeframe in which the Glamtech stockholders exercised their rights to acquire the 1,000,000 shares.

Prior to recording goodwill we considered whether the excess purchase price should be allocated to the net assets acquired however, we determined that such an allocation would be inappropriate.

Goodwill recorded on the acquisition of Glamtech was expensed in the period of acquisition and included in cost of sales. We believe it was appropriate to expense the goodwill to cost of sales because we considered the goodwill “cost” related to the “upfront fee” received from DenMat. The acquisition of Glamtech was required in order to enable us to consummate our agreement with DenMat.

Note 5 – Acquisition of Glamsmile Asia Ltd., page F-16

14.
We note that on January 1, 2010, you acquired a 50.98% interest in Glamsmile Asia Ltd. Please provide us with all of the disclosures required by section 805-10-50 of the FASB Accounting Standards Codification or tell us why additional disclosures are not required.

RESPONSE: The Company acknowledges the Staff’s comment. Pursuant to FASB ASC 805-10-50, additional required disclosure is as follows:

The primary reasons for the business combination and a description of how the acquirer obtained control of the acquiree are as follows:

United States Securities and Exchange Commission
March 25, 2011

We acquired a 50.98% interest in GlamSmile Asia Ltd. (“GlamSmile Asia”)in order to obtain a platform in the Chinese Market to expand and introduce our GlamSmile Asia concept into the Chinese Market. In order to sell into the Chinese Market, an approval by Chinese Authorities is required, in the form of licenses. As GlamSmile Asia was already the owner of such licenses prior to the acquisition, this was an important advantage for us, because it can take several months before license approval is granted. We obtained control of GlamSmile Asia through acquisition of the 50.98% interest and the appointment of our CEO as a Board member of GlamSmile Asia.

We performed significance tests considering: (1) the acquisition cost to total assets of Remedent at its last year end , (2) the total assets of the acquired company to the total assets of Remedent , and (3) the total net income of the acquired company vs. the total net income of Remedent. All tests resulted in less than 20% and thus we determined the acquisition was not significant.

Following is summary pro forma information for the combined entity, as though the acquisition had occurred at the beginning of the reporting period:

		Glamsmile
	Remedent, Inc.	Asia Ltd.	Total
	$	$	$
For the year ended March 31, 2010:
Revenue	8,247,940	234,950	8,482,890
Net (loss) earnings attributable to Remedent Inc. shareholders	(2,349,915)	(11,292)	(2,361,207)

For the year ended March 31, 2009:
Revenue	14,639,541	-	14,639,541
Net income (loss) attributable to Remedent Inc. shareholders	(2,952,915)	-	(2,952,915)

Loss per share	(0.12)	(0.00)	(0.12)

Disclosure of comparative pro forma information is impracticable because GlamSmile Asia was only incorporated in December 2009.

Although both the purchase price allocation and the above noted pro forma information are required disclosure, we do not believe that the missing disclosure is material to the March 31, 2010 10-K. Therefore we propose to provide the additional disclosure provided in this response in our upcoming Form 10-K for the year ending March 31, 2011.

15.
Further to the above, it appears as though a majority of the consideration paid was allocated to goodwill. Clearly explain to us how you considered the guidance set forth in paragraphs 805-10-55-4 through 9 of the FASB Accounting Standards Codification in determining that you acquired a business that would result in goodwill being recorded.

RESPONSE: The Company acknowledges the Staff’s comment. As a result of our purchase of Glamsmile Asia Ltd., we acquired a 50.98% interest in a Hong Kong Studio, a Beijing Studio/Clinic and a production facility, as well as certain Chinese licenses, as described in our response to Question #14 above. Glamsmile’s planned principal business activities commenced in 2009 and the business was up and running and generating revenue when we acquired our interest. The integrated set of assets and activities of Glamsmile is capable of being managed and conducted as a business by a market participant and Glamsmile is continuing to operate as a business. The Company was a cashflow generating business at the time of acquisition and has continued to be. As at March 31, 2010 we also completed an impairment test of the value of goodwill and determined that no impairment was required.

United States Securities and Exchange Commission
March 25, 2011

Note 6 Distribution Agreements, page F-16

Den-Mat Distribution Agreement, page F-16

16.
We note that as a condition to closing the distribution agreement you were required to issue Den-Mat 3,378,379 common stock warrants. Given this, please tell us if you considered accounting for the upfront payments received as a consideration for the 3,378,379 warrants issued (i.e. a financing transaction).

RESPONSE: The Company acknowledges the Staff’s comment. We did not consider accounting for the upfront payments received as a financing transaction. We considered the warrants to be a form of “signing bonus” and there were no other conditions attached to the issuance of those warrants. Accordingly, the expense was recognized upon issuance.

17.
As a related matter, please tell us why you expensed the full value of the warrants as non-operating expense upon execution of the distribution agreement, citing the authoritative literature you relied on.

RESPONSE: The Company acknowledges the Staff’s comment. As discussed in Company’s response to Number 16, because we considered the warrants to be a form of “signing bonus” we determined that it was a one time non-operating cost/expense and should be 100% expensed on date of grant. The warrants were issued as a “signing bonus”, there were no vesting provisions or service requirements attached. Pursuant to ASC 505-50-25-7 and 505-50-45-1 we determined that it was appropriate and conservative to record the value of the warrants as an immediate expense. We classified the expense as non-operating rather than operating because we believed that including the expense with operations would be misleading to the reader, since it was a one-time non cash expense.

18.	Please tell us how you accounted for the initial Den-Mat payment of $2,425,000 citing the authoritative literature you relied on.

RESPONSE: The Company acknowledges the Staff’s comment. As discussed in Company’s response to Number 10 above, the initial Den-Mat payment of $2,425,000 was a one-time only payment for the license to use our technology within their manufacturing process and to sell the resulting products within certain territories. We have considered Topic 13 of the FASB Codification and determined that the sale of the license and the right to sell the resultant product(s) into certain territories was a discrete sales event and the culmination of a separate earnings process. This determination was made because the use of our technology within Den-Mat’s own manufacturing process was not dependent/associated with further deliverables or future services. Thus, we accounted for the transaction as revenue upon receipt.

United States Securities and Exchange Commission
March 25, 2011

19.	Please revise future filings and tell us whether you have received any of the payments subsequent to the initial payment of $2,425,000 and how you are accounting for the payments.

RESPONSE: The Company acknowledges the Staff’s comments. The Company has received $491,878 in royalty payments and $5,946,300 in milestone payments, subsequent to the initial payment of $2,425,000. We are accounting for the payments as described in Company’s response Number 10 above. Company confirms that we will include this disclosure in future filing.

20.
We note that you agreed to execute and deliver to Den-Mat a registration rights agreement, “which as of March 31, 2009 has not yet been filed.” Please tell us and revise future filings to disclose when the registration rights agreement has been or is expected to be filed. If the registration rights agreement has not been filed, please tell us whether or not you are in default of the distribution agreement and the impact on the distribution agreement and your accounting for the distribution agreement.

RESPONSE: The Company acknowledges the Staff’s comment. The registration agreement has not yet been filed. In 2009, the Company and Den-Mat agreed that the shares underlying the warrants would be registered pursuant to a registration statement upon the earlier occurrence of (a) Den-Mat's demand for the shares to be registered, or (b) an initiation and filing of a registration statement by other investors or the Company. As of March 23, 2011, neither event has occurred to trigger a registration statement. As a result, the Company is not under default under the distribution agreement and there is no impact on the distribution agreement or the accounting for the distribution agreement.

Note 12 Soca Networks Singapore (“Soca”), page F-21

21.
We note that you agreed to purchase a 20% interest in Soca for a price of $750,000. Further, we note that as of March 31, 2010 you had advanced $375,000 to Soca as a down payment and expect to make the remaining payment of $375,000 during fiscal year 2011 upon closing of the final agreement. Give that as of March 31, 2010 you have not made the final payment of $375,000, please explain to us why you have valued your investment at the full purchase price of $750,000.

RESPONSE: The Company acknowledges the Staff’s comment. As of March 31, 2010, the full payment of $750,000 had been advanced to Soca. The advance for the 20% acquisition was made pending completion of the production facility and commencement of operations. To date, the anticipated deadlines for completion of the construction facility, and finalization of our agreement with Soca have not been met. Our current plans are to visit the facility in Vietnam in order to assess the viability of the operations. We will be re-examining this investment for possible impairment during the period ended March 31, 2011.

Note 13 Licensed Patents, page F-21

Teeth Whitening Patents, page F-21

22.
We note under the license agreement for your teeth whitening patents, you are subject to an annual minimum royalty of $100,000 per year. We further note that you accrue this royalty when “it becomes payable to inventory” and therefore no provision has been made for this obligation. Given that this agreement was executed in 2004 and requires an annual minimum royalty payment, please clarify for us why you have not made any minimum annual royalty payments and clearly indicate when these payments will commence.

RESPONSE: The Company acknowledges the Staff’s comment. Pursuant to the terms of the Exclusive Licensing Agreement, we obtained a license to produce and market a product based on the patents from Dr. Dan Darnell (ref. A. “Heated Dental Tray” and B. “Device For Heating The Teeth And Uses Therefor” - expiration dates = A. August 15, 2020 and B. January 22, 2022)

United States Securities and Exchange Commission
March 25, 2011

The Exclusive Licensing Agreement contemplated launching the product in the United States and provided for payment of royalties on those US sales. The launch of the product in the US was unsuccessful and as a result, the product was taken from the US market. The Exclusive Licensing Agreement stipulated that: “If the Licensee fails to make payments to the Licensor of at least $100,000 USD for each year, all licensed rights shall immediately revert back to the Licensor, this License shall terminate, and the Licensee shall not continue to market and service the product”. As such, the rights went back to the Licensor, waiving the obligation of royalties payments.

During this process however we gained valuable experience which we continue to use in our products that we continue to market outside the United States. Hence our continued value and consequent depreciation of the costs incurred and associated with the patent license.

The disclosure in our future filings will be revised to clarify, in accordance with this explanation.

Note 15 Long Term Debt, page F-23

23.
We note that you lease manufacturing equipment under capital leases. Please revise future filings to provide the disclosures required by paragraph 840-30-50-1b of the FASB Accounting Standards Codification.

RESPONSE: The Company acknowledges the Staff’s comment and confirm that future filings will be revised to include the disclosures required by FASB ASC 840-30-50-1b.

Note 22 – Segment Information, page F-27

24.
Please revise future filings to provide disclosure of your tangible long-lived assets located in your country of domicile and located in all foreign countries. If assets in an individual foreign country are material, those assets shall be disclosed separately. Refer to paragraph 280-10-50-41 of the FASB Accounting Standards Codification. Provide us with your proposed disclosures.

RESPONSE: The Company acknowledges the Staff’s comment and confirm that future filings will include disclosure of our tangible long-lived assets located in our domicile and all foreign countries.

Note 24 Financial Instruments, page F-28

25.
We note that your long term investments are valued using level 3 inputs. Please revise future filings to disclose the inputs and valuation technique(s) used to measure the fair value of your long term investments. Refer to paragraph 820-10-50-3(c) of the FASB Accounting Standards Codification. Provide us with your proposed revised disclosures.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that future filings will disclose the inputs and valuation technique(s) used to measure the fair value of our long term investments. Proposed revise disclosures will include the following:

United States Securities and Exchange Commission
March 25, 2011

•
For assets and liabilities that are measured at fair value on a recurring basis in periods subsequent to initial recognition (for example, trading securities), the valuation techniques and inputs used to develop those measurements

•	For recurring fair value measurements using significant unobservable inputs (Level 3), the effect of the measurements on earnings (or changes in net assets) for the period.

To meet the objectives of the preceding paragraphs, the Company will disclose all of the information in (a) through (e) below for each interim and annual period separately for each class of assets and liabilities. The Company shall provide sufficient information to permit reconciliation of the fair value measurement disclosures for the various classes of assets and liabilities to the line items in the statement of financial position.

a.           The fair value measurement at the reporting date.

b.           The level within the fair value hierarchy in which the fair value measurement in its entirety falls, segregating the fair value measurement using any of the following:

1.           Quoted prices in active markets for identical assets or liabilities (Level 1).

2.           Significant other observable inputs (Level 2).

3.           Significant unobservable inputs (Level 3).

4.           The amounts of significant transfers between Level 1 and Level 2 of the fair value hierarchy and the reasons for the transfers. Significant transfers into each level shall be disclosed separately from transfers out of each level.

c.           For fair value measurements using significant unobservable inputs (Level 3), a reconciliation of the beginning and ending balances, separately presenting changes during the period attributable to any of the following:

1.           Total gains or losses for the period (realized and unrealized), separately presenting gains or losses included in earnings (or changes in net assets) and gains or losses recognized in other comprehensive income, and a description of where those gains or losses included in earnings (or changes in net assets) are reported in the statement of income (or activities) or in other comprehensive income.

2.           Purchases, sales, issuances, and settlements (each type disclosed separately)

3.           Transfers in and/or out of Level 3 and the reasons for those transfers. Significant transfers into Level 3 shall be disclosed separately from significant transfers out of Level 3. For this purpose, significance shall be judged with respect to earnings and total assets or total liabilities or, when changes in fair value are recognized in other comprehensive income, with respect to total equity.

d.           The amount of the total gains or losses for the period in (c)(1) included in earnings (or changes in net assets) that are attributable to the change in unrealized gains or losses relating to those assets and liabilities still held at the reporting date and a description of where those unrealized gains or losses are reported in the statement of income (or activities).

United States Securities and Exchange Commission
March 25, 2011

e.           For fair value measurements using significant other observable inputs (Level 2) and significant unobservable inputs (Level 3), a description of the valuation technique (or multiple valuation techniques) used, such as the market approach, income approach, or the cost approach, and the inputs used in determining the fair values of each class of assets or liabilities. If there has been a change in the valuation technique(s) (for example, changing from a market approach to an income approach or the use of an additional valuation technique), the Company shall disclose that change and the reason for making it.

Exhibits

26.
We note that you have been issued orders granting confidential treatment for several agreements referred to in your exhibit index, such as the order issued on September 25, 2008 regarding the royalty provisions in the stock purchase agreement filed as exhibit 4.2 in your Form 8-K file on August 28, 2008. However, you do not note in your exhibit index that confidential treatment has been granted. Please revise.

RESPONSE: The Company acknowledges the Staff’s comment and will include the revised Exhibit List in its upcoming Form 10-K for year ending March 31, 2011, to reflect that confidential treatment has been granted.

Exhibit 21.1

27.
It appears that the list of your subsidiaries in exhibit 21.1 is not consistent with the disclosure in the last paragraph on page 1 and in the second paragraph on page 2 of your Form 10-K. For example, the disclosure on page 1 that Concordia Fund B.V. owns the remaining 25% of Sylphar Holding BV appears to conflict with exhibit 21.1 that Sylphar Holding BV is a wholly-owned subsidiary. Also, exhibit 21.1 does not refer to your acquisition of 50.98% of Glamsmile Asia Ltd. which you refer to mention on page 2 of your Form 10-K.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the Company will clarify in its disclosure that the Company owns a 50% ownership interest in Remedent OTC B.V., which owns a 37.5% ownership interest in Sylphar Holding B.V. In addition, the Company will also file a new Exhibit 21.1 to reflect current percentage ownership in Remedent OTC B.V. and Sylphar Holding B.V., and Glamsmile Asia Ltd. in its upcoming form 10-K for year ending March 31, 2011.

Form 10-Q for the quarterly period ended December 31, 2010

Condensed Consolidated Statements of Operations, page 2

28.
We note that for the periods ended December 31, 2009, you have increased the weighted average shares in your fully diluted presentation to reflect additional shares even though you incurred a net loss for the period. Please explain to us why you believe these additional shares would have a dilutive effect on your EPS or revise your future filings accordingly. Refer to paragraph 260-10-45-17 of the FASB Accounting Standards Codification.

RESPONSE: The Company acknowledges the Staff’s comment and confirms that the disclosure was inaccurate. Because we had a loss, fully diluted shares would have been anti-dilutive. Future filings will be revised accordingly.

United States Securities and Exchange Commission
March 25, 2011

29.
As a related matter please revise your footnote disclosures in your future filings to also disclose the number of potentially dilutive shares which were excluded from your computation of earnings per share in accordance with paragraph 260-10-50-1(c) of the FASB Accounting Standards Codification.

RESPONSE: The Company acknowledges Staff’s comment and we will revise our future filings accordingly.

Note 15 – Accrued Liabilities, page 15

30.
We note the significant increase in your advances and deposits and other accrued expenses. Please explain to us the nature and significant terms of any material advances and deposits and other accrued expenses you have. Revise your future filings as necessary.

RESPONSE: The Company acknowledges Staff’s comments and we will revise our future filings as necessary.

At December 31, 2010, 100% of our advances and deposits represented advances by Customers for GlamSmile veneers. The terms of our sales in China require cash payments in advance of the procedure.

Once we receive advances and deposits from our Chinese customers, the veneers are made to order. Production is not started prior to receipt of deposit. Once the veneers are produced, the invoice is made out to the customer, the initial advance/deposit is credited against the invoice and the veneers are delivered in person, upon payment of any balance owing.

Item 4T, Controls and Procedures, page 23

Disclosure Controls and Procedures, page 23

31.
We note your statement that “…any controls and procedures, no matter how well designed and operated, can only provide reasonable assurance of achieving the desired control objective…” Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at that reasonable assurance level. In the alternative, please remove the reference to the level of assurance of your disclosure controls and procedures. Please refer to Section 11.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, Sec Release No. 33-8238, available on our website at <http://sec.gov.rules/final/33-8238.htm>.

RESPONSE: The Company acknowledges Staff’s comments and confirms that the Company’s future filings will be revised to state clearly that our disclosure controls and procedures are effective at a reasonable assurance level.

United States Securities and Exchange Commission
March 25, 2011

The Company confirms that:

(a)           the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(b)          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing, and

(c)           the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or for further discussions relating to this matter please feel free to contact Scott Bartel at (916) 930-2513 or Deborah Seo at (415) 299-2101 at Locke Lord Bissell & Liddell LLP.

Sincerely,

/s/ Stephen Ross
Stephen Ross,
Chief Financial Officer

United States Securities and Exchange Commission
March 25, 2011

Response to Number 3 Attachment

Item 9A(T). Controls and Procedures

(a)           Evaluation of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, as of the end of the period covered by this report, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Act of 1934. Our disclosure controls and procedures are designed to provide reasonable assurance that the information required to be included in our Securities and Exchange Commission (“SEC”) reports is recorded, processed, summarized and reported within the time periods specified in SEC rules and forms, relating to the Company, including our consolidated subsidiaries, and was made known to them by others within those entities, particularly during the period when this report was being prepared. Based on this evaluation, our principal executive officer and principal financial officer concluded that, as of the period covered by this report, our disclosure controls and procedures are effective at these reasonable assurance levels.

(b)           Management’s Report on Internal Control over Financial Reporting

The management of the Company is responsible for establishing and maintaining adequate internal control over financial reporting. The Company’s internal control over financial reporting is a process designed under the supervision of the Company’s principal executive officer and principal financial officer to provide reasonable assurance regarding the reliability of financial reporting and the preparation of the Company’s financial statements for external purposes in accordance with generally accepted accounting principles. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurances with respect to financial statement preparation and presentation. Additionally, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As of March 31, 2010, management assessed the effectiveness of the Company’s internal control over financial reporting based on the criteria for effective internal control over financial reporting established in “Internal Control — Integrated Framework,” issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Based on the assessment, management determined that the Company maintained effective internal control over financial reporting as of March 31, 2010 based on the COSO criteria.

This annual report does not include an attestation report of the Company’s independent registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the Company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Company to provide only management’s report in this annual report.

United States Securities and Exchange Commission
March 25, 2011

(c)           Changes in Internal Controls over Financial Reporting

In connection with the evaluation required by paragraph (d) of Rule 13a-15 under the Exchange Act, there was no change identified in our internal control over financial reporting that occurred during the last fiscal quarter that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.